April 24, 2006

By U.S. Mail and facsimile to (787)834-0404

Ricardo Hernandez
Chief Financial Officer
W Holding Company, Inc.
19 West McKinley Street
Mayaguez, Puerto Rico 00681

Re: **W Holding Company, Inc.**
         Form 10-K filed March 16, 2005
         File No. 001-16799

Dear Mr. Hernandez:

We have reviewed your response letter dated April 6, 2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Year ended December 31, 2004

Note 19, "On-Balance Sheet Derivative Instruments and Hedging Activities- Fair Value Hedging Instruments", page 109.

1.   We note the second paragraph on page 3 of your response to Comment 6.a states the legal opinion obtained on February 20, 2006 concluded that the mortgage loans purchased from Doral did not qualify as "true sales" regarding the application of the

isolation criteria in paragraph 9(a) of SFAS 140.   In this regard, please tell us what events prompted the request for the revised legal opinion and what specific factors resulted in the noncompliance of the Company with respect to the isolation criteria of SFAS 140.

2.   Please provide the following information with respect to your response to comment 6.c regarding any put back options or recourse obligations in the terms of the purchase contracts.

    a. Revise future filings, and provide us with your disclosure, regarding the terms of the recourse provisions, the conditional call options that can be exercised by the transferor based on a determined strike price and the SFAS 133 disclosure regarding interest rate floors on certain contracts.

    b. Explain to us the conditions present in certain contracts that warrant recourse provisions in excess of 15% and the amount of these recourse provisions. Consider in your response the need for recording any recourse obligations required by paragraph 11.c of SFAS 140.

    c. We refer to the maturity table of your derivative instruments on page 112 which states that all of your balance guarantee swaps for $600.9 million as of December 31, 2004 are due after 2009. In this regard, please tell us and disclose in future filings the minimum and maximum duration of the majority of your balance guarantee swaps.

3.   We refer to your response to comment 6.e where you state paragraph 65 of SFAS 133 was your basis for assuming *no hedge ineffectiveness* with respect to the balance guarantee swaps since the hedged item and the hedging instrument in the implicit interest rate swaps have identical critical terms.   Considering the Form 8-K filed on January 31, 2006 states the proposed restatement to the balance guaranteed swap derivatives was related to the use of the short-cut method for assuming no hedge ineffectiveness, please explain to us the following:

    a. Tell us how you qualified for using this method considering your response states the following:

- Some contracts have embedded conditional call options but you do not refer to having included at inception of the derivative relationship a compound derivative, composed of the interest rate swap and a mirror-image call option, required by paragraph 68.b and 68.d in order to qualify for the use of the short-cut method.

- • Although you state there are no interest rate caps in the contracts, they have interest rate floors which would preclude the use of the short-cut method since paragraph 68.g of SFAS 133 require there be no interest rate floors or caps on variable interest rate swaps of fair value hedges in order to use the short-curt method.

b. Explain to us, and disclose in future filings, how the guarantee swaps are being accounted for under SFAS 133 considering you do not appear to qualify for using the short-cut method and, since you did not have the hedge documentation for using the long-haul method in place at the inception of the hedge, it appears you could not qualify for using that method.

c. Assuming you do not qualify for using the short-cut method please tell us your basis for considering no hedge ineffectiveness *at inception and on an ongoing basis* taking into consideration the following:

- • How the interest rate floors and conditional call options have affected your assessment of hedge effectiveness at inception and on your regular interim assessment of hedge effectiveness. Refer t paragraph 21.f of SFAS 133 that requires the effect of an embedded prepayment option to be considered in designating a hedge of interest rate risk.

- • Considering you receive three-month LIBOR plus a spread on the variable leg of your guarantee swap, please tell us how you considered the requirements of paragraph 21.f of SFAS 133, as revised by SFAS 138, that requires estimated cash flows used to calculate fair value be based on all of the contractual cash flows of the hedged item, such as the portion of the interest coupon in excess of the benchmark interest rate. Consider in your response the results of Example 2A, "Fair Value Hedge of the LIBOR Swap Rate in a $100,000 BBB-Quality 5-Year Fixed Rate Noncallable Note" in paragraphs 120A to 120D of SFAS 133 which resulted in hedge ineffectiveness of the interest rate swap reportable in earnings.

4. We refer to your response to Comment 6.f.   Please tell us, as we had requested previously, whether the sales contracts provide for any guarantee of losses on loan defaults which would reduce the yield on the Company's investment. Assuming these guarantees are included in the contracts, please provide us with your proposed disclosure to be included in future filings regarding the terms of these guarantees and explain how the effects of these guarantees were considered in your determination of the effectiveness of the interest rate swaps at inception and on an ongoing basis.

5.   We refer to the third paragraph on page 3 of your response to Comment 1 that discusses the financial statement impact of your restatement to record purchased loans from Doral as commercial loans secured by real property mortgages. We also refer to your response to Comment 3 which states that the Company is *in the process of completing the restatements* for the accounting treatment of the interest rates swaps related to the brokered CD. In this regard, considering the press release dated March 15, 2005 discussed the restatement for the quarter and year ended December 31, 2005, please provide us with the following information regarding the restatement to be included in your 2005 annual and interim financial statements to be filed with the Commission:

- the explanatory note disclosing the reasons for the restatement and its effects on your statements of income, comprehensive income, statement of cash flow and balance sheet for the three most recent fiscal years;
- the discussion regarding the effects of restatement on Management's Discussion and Analysis;
- the effects of the restatements on the Independent Auditors Report regarding the financial statements for the period ended December 31, 2005;
- the effects of the restatement in Managements Assessment as to the Effectiveness of Internal Control over Financial Reporting for the year ended 2005;
- the effects of the restatement on the Report of the External Auditors with respect to Management's Internal Controls over Financial Reporting for the year ended 2005; and
- the footnote disclosure in the audited financial statements for the year ended December 31, 2005 regarding the restatement.

*   *   *

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of your proposed changes to disclosure in future filings to expedite our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Edwin Adames (Senior Staff Accountant) at (202) 551-3447 or me at (202) 551-3492 if your have any questions regarding these comments.

Sincerely,

John P. Nolan
Accounting Branch Chief